Exhibit 99.2

HUAZHU GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: HTHT, HKEX Stock Code: 1179)

Proxy Statement for Annual General Meeting
to Be Held on June 25, 2021
(or any adjourned meeting thereof)

GENERAL

The board of directors (the “Board”) of Huazhu Group Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM” or the “General Meeting”) to be held on June 25, 2021 at 10:00 a.m. (local time). The AGM will be held at No. 699, Wuzhong Road, Minhang District, Shanghai, People’s Republic of China.

You can review and download the proxy statement and the proxy form at the “Investor Relations – AGM Summary” section of the Company’s website at https://ir.huazhu.com/agm-summary, and website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s ordinary shares (the “Shareholders”), par value US$0.0001 per share (“Ordinary Shares”) of record as of the close of business on May 17, 2021, Hong Kong time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the AGM.

Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as Depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the AGM under the Company’s memorandum and articles of association (the “Articles”). Please note that any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Holders of ADSs as of the close of business on May 17, 2021, New York time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as Depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

One or more shareholders holding no less than an aggregate one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM, shall be a quorum for all purposes.

VOTING AND SOLICITATION

Each Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the AGM. Each resolution put to the vote at the AGM will be decided by poll. Where required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, a shareholder of the Company who has a material interest in the matter to be approved by a particular resolution will be required to abstain from voting on such resolution.

The solicitation materials are available on the Company’s website (https://ir.huazhu.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov) and on the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong Time, on June 23, 2021 (the deadline for the return of such proxy forms), the Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

VOTING BY HOLDERS OF ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as Depositary of the ADSs, may attend and vote those Ordinary Shares at the AGM.

We have requested Citibank, N.A., as Depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the AGM and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

If an ADS Voting Card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the AGM, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m., New York Time, June 16, 2021, under the terms of the Deposit Agreement, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless voting at the meeting is by show of hands and unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Ordinary Shares only, by attending the AGM and voting in person.

PROPOSAL 1:

Ordinary Resolution

Ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2021 and the authorization for the directors of the Company to determine the remuneration of the auditor

The Board proposes to ratify and approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021.

In the event the holders of Ordinary Shares fail to ratify the appointment, the Audit Committee of the Company will appoint different independent auditors with the requisite qualifications and competence and such appointment will be ratified by the Company’s shareholders at the next general meeting of the Company. Even if the appointment is ratified at the AGM, the Audit Committee, in its discretion, may appoint different independent auditors at any time during the year if it determines that such a change would be in the Company’s and its shareholders’ best interests. Such appointment of different independent auditors shall also be ratified by the Company’s shareholders at the next general meeting of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CERTIFIED PUBLIC ACCOUNTANTS LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021.

PROPOSAL 2:

Ordinary Resolution

Authorization and Approval of the sub-division of each issued and unissued ordinary share of the Company with a par value of US$0.0001 each into 10 ordinary shares with a par value of US$0.00001 each and the sub-division of each issued and unissued preferred share of the Company with a par value of US$0.0001 each into 10 preferred shares with a par value of US$0.00001 each (the “Share Subdivision”) with effect from the second business day following the day on which this resolution is passed by the shareholders of the Company, subject to and conditional upon the Listing Committee of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) granting the listing of, and permission to deal in, the Subdivided Ordinary Shares (as defined below), such that the authorized share capital of the Company will be US$900,000 divided into 80,000,000,000 ordinary shares of par value of US$0.00001 each and 10,000,000,000 preferred shares of par value US$0.00001 each.

As at the date of this proxy statement, the authorized share capital of the Company is US$900,000 divided into 8,000,000,000 ordinary shares of par value of US$0.0001 each and 1,000,000,000 preferred shares of par value US$0.0001 each. The board of directors of the Company (the “Board”) proposes that:

(i)	each issued and unissued ordinary share of the Company with a par value of US$0.0001 each (the “Existing Ordinary Shares” or “Ordinary Shares”) be sub-divided into 10 ordinary shares with a par value of US$0.00001 each (the “Subdivided Ordinary Shares”); and

(ii)	each issued and unissued preferred share of the Company with a par value of US$0.0001 each be sub-divided into 10 preferred shares (the “Subdivided Preferred Shares”) with a par value of US$0.00001 each.

Effect of the Share Subdivision

Immediately following the Share Subdivision being effective, the authorized share capital of the Company will be US$900,000 divided into 80,000,000,000 Subdivided Ordinary Shares and 10,000,000,000 Subdivided Preferred Shares, of which 3,267,480,580 Subdivided Ordinary Shares will be in issue and fully paid or credited as fully paid, assuming that no further Ordinary Shares will be issued or repurchased after the date of this proxy statement and prior to the Share Subdivision becoming effective.

Upon the Share Subdivision becoming effective, the Subdivided Ordinary Shares shall rank pari passu in all respects with each other in accordance with the Articles and shall have the same rights and privileges and be subject to the same restrictions as the Existing Ordinary Shares in issue prior to the Share Subdivision, and the Share Subdivision will not result in any change in the relevant rights of the Shareholders.

Simultaneous ADS Ratio Change

In connection with the Share Subdivision, the Board has approved a change in the Company’s ratio of ADS(s) to Ordinary Share(s) from (i) one (1) ADS representing one (1) Ordinary Share to (ii) a new ratio of one (1) ADS representing ten (10) Subdivided Ordinary Shares (the “ADS Ratio Change”). The ADS Ratio Change and the Share Subdivision, if approved, will take effect on the same time and date. No action is required by the Company’s ADS holders to effect the ADS Ratio Change.

Because the ADS Ratio Change is proportionate to the Share Subdivision, no issuance, cancellation or exchange of ADSs will be necessary or carried out in connection with the ADS Ratio Change and Share Subdivision. In addition, because the Share Subdivision and ADS Ratio Change are exactly proportionate, the ADS Ratio Change, in and of itself, is neutral in its impact on the per-ADS trading price of our ADSs on the NASDAQ Global Select Market, as the percentage interest in our Company represented by each ADS will not be altered. The Share Subdivision and ADS Ratio Change will not result in the issuance of any ADSs or any change in the number of ADSs held by any ADS holder.

In addition, to facilitate the ADS Ratio Change, the books of the Depositary are expected to be closed for ADS issuances and ADS cancellations from June 23, 2021 (COB NY), or such later date as the Depositary may determine and announce, through July 1, 2021 (Start of business NY). This temporary closure will not affect an ADS holder’s ability to trade ADSs on the NASDAQ Global Select Market or otherwise transfer ADSs during that time. A separate announcement will be made by the Depositary confirming the ADS books closure period for ADS issuances and ADS cancellations.

Conditions of the Share Subdivision

The Share Subdivision is conditional on:

(a)	the passing by the Shareholders at the General Meeting of an ordinary resolution approving the Share Subdivision; and

(b)	the Listing Committee (the “Listing Committee”) of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Subdivided Ordinary Shares to be issued in exchange for the Existing Ordinary Shares, any Subdivided Ordinary Shares which may fall to be issued upon vesting of the restricted stocks to be granted from time to time under the share incentive plan adopted by the Company on October 1, 2009 (the “Share Incentive Plan”) and any Subdivided Ordinary Shares which may be issued upon conversion of the convertible bonds issued by the Company on November 3, 2017 and May 12, 2020 (the “Convertible Bonds”).

Change of Board Lot Size

The Ordinary Shares are currently traded on the Hong Kong Stock Exchange in board lot size of 50 Existing Ordinary Shares each. The Board proposes that subject to and upon the Share Subdivision becoming effective, the board lot size will be changed from 50 Existing Ordinary Shares to 100 Subdivided Ordinary Shares (the “Change of Board Lot Size”). The Change of Board Lot Size will not affect any of the relative rights of the Shareholders. There will be a temporary counter open for trading in temporary board lot of 500 Subdivided Ordinary Shares (in the form of Existing Ordinary Share certificates) between 9:00 a.m. on Tuesday, June 29, 2021 and 4:10 p.m., Tuesday, August 3, 2021.

Expected Timetable(1)

The following timetable sets out the key days for the Share Subdivision and Change of Board Lot Size:

	Hong Kong time	New York time

Record date for the General Meeting for Ordinary Shares recorded on the Hong Kong share register, for holders of Ordinary Shares listed in Hong Kong	4:30 p.m. Monday, May 17, 2021	–

Record date for the General Meeting, for holders of ADSs listed in the U.S.	–	Close of business, Monday, May 17, 2021

	Hong Kong time	New York time

Latest time for lodging transfer documents to qualify for attending and voting at the General Meeting, for holders of Ordinary Shares listed in Hong Kong	4:30 p.m., Monday, May 17, 2021	–

Latest time for lodging votes to depositary bank, for holders of ADSs listed in the U.S.	–	10:00 a.m., Wednesday, June 16, 2021

Latest time for lodging forms of proxy for the General Meeting, for holders of Ordinary Shares listed in Hong Kong(2)	10:00 a.m., Wednesday, June 23, 2021	–

Date and time of General Meeting	10:00 a.m., Friday, June 25, 2021	10:00 p.m., Thursday, June 24, 2021

Announcement of poll results of the General Meeting	Before 9:00 p.m., Friday, June 25, 2021	Before 9:00 a.m., Friday, June 25, 2021

The following timetable sets out the events following the approval at the General Meeting and upon the fulfillment of the conditions of the Share Subdivision:

	Hong Kong time	New York time

Effective date of the Share Subdivision and the Amended M&A (as defined below)	Tuesday, June 29, 2021	–

First day of free exchange of Existing Ordinary Share certificates for Subdivided Ordinary Share certificates for the Subdivided Ordinary Shares, for holders of Ordinary Shares listed in Hong Kong	Tuesday, June 29, 2021	–

	Hong Kong time	New York time

Commencement of dealings in the Subdivided Ordinary Shares, for holders of Ordinary Shares listed in Hong Kong	9:00 a.m., Tuesday, June 29, 2021	–

Original counter for trading the Existing Ordinary Shares in board lots of 50 Existing Ordinary Shares (being the “existing board lot”) temporarily closes on the Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	9:00 a.m., Tuesday, June 29, 2021	–

Temporary counter for trading in the Subdivided Ordinary Shares (in the form of Existing Ordinary Share certificates) and in board lots of 500 Subdivided Ordinary Shares (being the “temporary board lot”) opens on the Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	9:00 a.m., Tuesday, June 29, 2021	–

Original counter for trading in Subdivided Ordinary Shares (in the form of Subdivided Ordinary Share certificates) and in new board lot of 100 Subdivided Ordinary Shares (being the “new board lot”) re-opens on Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	9:00 a.m., Wednesday, July 14, 2021	–

Parallel trading in the Subdivided Ordinary Shares (in the form of Existing Ordinary Share certificates and Subdivided Ordinary Share certificates) starts on the Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	9:00 a.m., Wednesday, July 14, 2021	–

	Hong Kong time	New York time

Temporary counter for trading in the Subdivided Ordinary Shares (in the form of Existing Ordinary Share certificates) and in temporary board lot closes on the Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	4:10 p.m., Tuesday, August 3, 2021	–

Parallel trading in the Subdivided Ordinary Shares (in the form of Existing Ordinary Share certificates and Subdivided Ordinary Share certificates) closes on the Hong Kong Stock Exchange, for holders of Ordinary Shares listed in Hong Kong	4:10 p.m., Tuesday, August 3, 2021	–

Last day of free exchange of Existing Ordinary Share certificates for Subdivided Ordinary Share certificates, for holders of Ordinary Shares listed in Hong Kong	Thursday, August 5, 2021	–

Notes:

(1)	Dates and times above are indicative only and may be varied by the Company. Any consequential changes to the expected timetable will be notified to the Shareholders (including ADS holders) as and when appropriate in accordance with relevant Hong Kong and U.S. regulations.

(2)	The latest time to lodge the form of proxy prior to the date of the General Meeting is consistent with the M&A. All the persons who are registered holders of the Ordinary Shares on May 17, 2021 (Hong Kong time) will be entitled to attend and vote at the General Meeting.

Exchange of Share Certificates in Hong Kong

Holders of Ordinary Shares listed in Hong Kong may submit their Existing Ordinary Share certificates (colored blue) to the address and between the times set out below in exchange for Subdivided Ordinary Share certificates (colored green). The existing share certificates for the Ordinary Shares will only be valid for delivery, trading and settlement purposes for the period up to 4:10 p.m. on Tuesday, August 3, 2021 and thereafter will not be accepted for delivery, trading and settlement purposes. However, the Existing Ordinary Share certificates will continue to be good evidence of legal title and may be exchanged for share certificates for the Subdivided Ordinary Shares at any time.

Period to exchange for Subdivided Ordinary Share certificates at no extra cost	:	Tuesday, June 29, 2021 until Thursday, August 5, 2021 (Hong Kong time)

Exchange for Subdivided Ordinary Share certificates for HK$2.50 (or as otherwise specified by the Hong Kong Stock Exchange)**	:	Friday, August 6, 2021 (Hong Kong time) onwards

Address	:	Computershare Hong Kong Investor Services Limited Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Note:

**	The total fee for exchange of share certificates will be the higher of HK$2.50 multiplied by the number of certificates issued or HK$2.50 multiplied by the number of certificates cancelled.

Cancellation of Share Certificates in the Cayman Islands

Holders of Ordinary Shares registered in the Cayman Islands may submit their Existing Ordinary Share certificates to the address and between the times set out below for cancellation. The Existing Ordinary Share certificates will only be valid for delivery, trading and settlement purposes for the period up to 9:00 a.m., Tuesday, June 29, 2021 (Hong Kong time). However, the Existing Ordinary Share certificates will continue to be good evidence of legal title.

Period to exchange for Subdivided Ordinary Share certificates at no extra cost	:	Tuesday, June 29, 2021 until Monday, August 9, 2021 (Hong Kong time)

Address	:	Conyers Trust Company (Cayman) Limited, 29th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong

Reasons for the Share Subdivision and Change of Board Lot Size

The Share Subdivision will increase the number of Ordinary Shares in issue and reduce the nominal value and trading price of each Ordinary Share. The Board believes that this will lower the investment barrier and increase the trading liquidity of the Ordinary Shares. The increase in trading liquidity would attract more investors to trade in the Ordinary Shares, and give the Company more flexibility to explore future fundraising activities or share incentive schemes. Further, the Board has also observed the trading behavior and trading price of the ordinary shares of a comparable secondary listed company in Hong Kong before and after conducting share subdivision. Based on the above reasons and observations, the Board has proposed the Share Subdivision after the Company’s secondary listing in Hong Kong on September 22, 2020.

As at the date of this proxy statement, the market value per board lot of 50 Ordinary Shares is approximately HK$20,000. The expected value per new board lot of 50 Subdivided Ordinary Shares will theoretically be reduced to slightly higher than HK$2,000 immediately upon the Share Subdivision becoming effective, and the expected value per new board lot of 100 Subdivided Ordinary Shares will be approximately HK$4,300 immediately upon the Share Subdivision and the Change of Board Lot Size becoming effective. The reasons for conducting the Change of Board Lot Size are to ensure the Company’s compliance with the board lot value being more than HK$2,000 as set out in the Guide on Trading Arrangements for Selected Types of Corporate Actions issued by the Hong Kong Stock Exchange on November 28, 2008 and updated on October 1, 2020, and to take into account the transaction costs involved in trading securities. Therefore, the Board considers that a board lot value of HK$4,300 would be commercially beneficial to Shareholders and potential investors as a whole. Both the Share Subdivision and the Change of Board Lot Size will not result in odd lots or fractional shares.

Based on the above, the Board considers that the proposed Share Subdivision and Change of Board Lot Size are fair and reasonable, as well as in the best interests of the Company, its Shareholders and investors overall.

Listing Application

An application will be made by the Company to the Listing Committee for the listing of, and the permission to deal in, the Subdivided Ordinary Shares to be issued in exchange for the Existing Ordinary Shares, and any Subdivided Ordinary Shares which may be issued upon vesting of the restricted stocks to be granted from time to time under Share Incentive Plan and upon conversion of the Convertible Bonds. All necessary arrangements will be made for the Subdivided Ordinary Shares to be admitted into the Central Clearing and Settlement System (“CCASS”) established and operated by Hong Kong Securities Clearing Company Limited (“HKSCC”).

Subject to the granting of listing of, and permission to deal in, the securities on the Hong Kong Stock Exchange, the securities will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Subdivided Ordinary Shares on the Hong Kong Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Hong Kong Stock Exchange on any trading day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION AND APPROVAL OF THE SHARE SUBDIVISION, SUBJECT TO AND CONDITIONAL UPON THE LISTING COMMITTEE OF THE STOCK EXCHANGE GRANTING THE LISTING OF, AND PERMISSION TO DEAL IN, THE SUBDIVIDED ORDINARY SHARES, WITH EFFECT FROM THE SECOND BUSINESS DAY FOLLOWING THE DAY ON WHICH THIS RESOLUTION IS PASSED.

PROPOSAL 3:

Special Resolution

Authorization and approval for the amendment of the current memorandum and articles of association of the Company

The Board deems it advisable and in the best interests of the Company that the Articles be amended to reflect, among other things, the (i) Share Subdivision and (ii) no share certificates shall be required to be issued by the Company unless required by certain laws, listing rules or operating requirements of stock exchanges or clearing houses, or if so requested in writing by any shareholder of the Company. The adoption of the amended and restated memorandum and articles of association of the Company in substitution for and to the exclusion of the Articles will take effect upon the Share Subdivision becoming effective. The Board has approved and is recommending to shareholders for approval at the AGM a resolution to approve the amendments to the Articles, the summary of the material amendments to the Articles as set forth below (hereinafter the “Current M&A” refer to the Articles currently in effect and the “Amended M&A” refer to the Articles as amended and restated. The Amended M&A is attached hereto as Exhibit A. Unless otherwise indicated, article numbers refer to the articles in the Amended M&A):

1.	Paragraph 8 of the Current M&A shall be amended and replaced in its entirety as follows:

“The authorized share capital of the Company is US$900,000 divided into 80,000,000,000 ordinary shares of par value US$0.00001 each and 10,000,000,000 preferred shares of par value US$0.00001 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Act and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.”

2.	The definition “law” shall be deleted from Article 2 of the Current M&A and substituted therefor the following:

“Act”	the Companies Act (2021 Revision), as consolidated and revised, of the Cayman Islands.

3.	All references to “Law” be replaced with references to “Act”.

4.	Article 3(1) shall be amended and replaced in its entirety as follows:

The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of US$0.00001 each.

5.	Article 16 of the Current M&A shall become Article 18 of the Amended M&A.

6.	A new Article 16 shall be inserted as follows:

Unless (i) required by the Act, the Listing Rules or the operating requirements of the Stock Exchanges or clearing houses, or (ii) if so requested in writing by any Member, no share certificates shall be required to be issued by the Company.

7.	Article 17 of the Current M&A shall become Article 19 of the Amended M&A.

8.	Article 18 of the Current M&A shall be deleted.

9.	Article 19 of the Current M&A (i.e., Article 17 of the Amended M&A) shall be amended and replaced in its entirety as follows:

Where required or requested to be issued, share certificates shall be issued within the relevant time limit as prescribed by the Act, the Listing Rules or as the Stock Exchanges may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

10.	Article 20 shall be amended and replaced in its entirety as follows:

(1)	Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly. Where required or requested to be issued in accordance with Article 16, a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2)	The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Stock Exchanges may from time to time determine.

Pursuant to Article 174 of the Articles, the Company may alter or amend the Memorandum and Articles by Special Resolution, which requires a majority of not less than two-thirds of the votes cast by Shareholders who are present, either in person or by proxy, at the AGM.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSED AMENDMENT OF THE COMPANY’S CURRENT MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL 4:

Ordinary Resolution

Authorization and approval of each director or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE GENERAL RESOLUTION.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
Qi JI
Executive Chairman

Dated: May 14, 2021

EXHIBIT A

Amended and Restated Memorandum and Articles of Association

The Companies Act (Revised)

Company Limited by Shares

THE AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Huazhu Group Limited

(Adopted by way of a special resolution passed on [June 25], 2021)

1.	The name of the Company is Huazhu Group Limited.

2.	The Registered Office of the Company shall be at the offices of Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.	Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Act.

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

8.	The authorized share capital of the Company is US$900,000 divided into 80,000,000,000 ordinary shares of par value US$0.00001 each and 10,000,000,000 preferred shares of par value US$0.00001 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Act and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

9.	The Company may exercise the power contained in the Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

The Companies Act (Revised)

Company Limited by Shares

THE AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Huazhu Group Limited

(Adopted by way of a special resolution passed on [June 25], 2021)

INDEX

SUBJECT	Article No.

Table A	1
Interpretation	2
Share Capital	3
Alteration Of Capital	4-7
Share Rights	8-9
Variation Of Rights	10-11
Shares	12-15
Share Certificates	16-21
Lien	22-24
Calls On Shares	25-33

Forfeiture Of Shares	34-42
Register Of Members	43-44
Record Dates	45
Transfer Of Shares	46-51
Transmission Of Shares	52-54
Untraceable Members	55
General Meetings	56-58
Notice Of General Meetings	59-60
Proceedings At General Meetings	61-73
Voting	74-86
Proxies	87-92
Corporations Acting By Representatives	93
No Action By Written Resolutions Of Members	94
Board Of Directors	95-96
Disqualification Of Directors	97
Executive Directors	98-99
Alternate Directors	100-103
Directors’ Fees And Expenses	104-106
Directors’ Interests	107-110
General Powers Of The Directors	111-116
Borrowing Powers	117-120
Proceedings Of The Directors	121-130
Audit Committee	131-133
Officers	134-137
Register of Directors and Officers	138
Minutes	139
Seal	140
Authentication Of Documents	141
Destruction Of Documents	142
Dividends And Other Payments	143-152
Reserves	153
Capitalisation	154-155
Subscription Rights Reserve	156
Accounting Records	157-161
Audit	162-166
Notices	167-169
Signatures	170
Winding Up	171-172
Indemnity	173
Amendment To Memorandum and Articles of Association And Name of Company	174
Information	175
Discontinuance	176

TABLE A

1.	The regulations in Table A in the Schedule to the Act do not apply to the Company.

INTERPRETATION

2.	(1)	In these Articles, unless the context otherwise requires, the words standing in the first column of the following table shall bear the meaning set opposite them respectively in the second column.

WORD	MEANING

“Act”	The Companies Act (2021 Revision), as consolidated and revised, of the Cayman Islands.
“announcement”	an official publication of a notice or document of the Company, including a publication, subject to and to such extent permitted by the rules of the Designated Stock Exchange, by electronic communication or by advertisement published in the newspapers or in such manner or means ascribed and permitted by the rules of the Designated Stock Exchange and applicable laws.
“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 131) hereof, or any successor audit committee.
“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants.
“Articles”	these Articles in their present form or as supplemented or amended or substituted from time to time.
“Board” or “Directors”	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present.
“capital”	the share capital from time to time of the Company.
“Chairman”	the chairman of the Board.

“clear days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.
“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.
“Company”	Huazhu Group Limited.
“competent regulatory authority”	a competent regulatory authority in the territory where the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.
“debenture” and “debenture holder”	include debenture stock and debenture stockholder respectively.
“Designated Stock Exchange”	the Global Select Market of The NASDAQ OMX Group, Inc.
“dollars” and “$”	dollars, the legal currency of the United States of America.
“electronic communication”	a communication sent, transmitted, conveyed and received by wire, by radio, by optical means or by other electron magnetic means in any form through any medium.
“electronic meeting”	a general meeting held and conducted wholly and exclusively by virtual attendance and participation by Members and/or proxies by means of electronic facilities.
“Exchange Act”	the Securities Exchange Act of 1934, as amended.
“head office”	such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

“hybrid meeting”	a general meeting held and conducted by (i) physical attendance by Members and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Members and/or proxies by means of electronic facilities.
“Listing Rules”	the rules governing the listing of securities in the jurisdiction(s) in which the shares of the Company (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction(s).
“Meeting Location”	has the meaning given to it in Article 65(1).
“Member”	a duly registered holder from time to time of the shares in the capital of the Company.
“month”	a calendar month.
“Notice”	written notice unless otherwise specifically stated and as further defined in these Articles.
“Office”	the registered office of the Company for the time being.
“ordinary resolution”	a resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which not less than fourteen (14) clear days’ Notice has been duly given.
“paid up”	paid up or credited as paid up.
“physical meeting”	a general meeting held and conducted by physical attendance and participation by Members and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations.
“Principal Meeting Place”	shall have the meaning given to it in Article 59(2).

“Register”	the principal register and where applicable, any branch register of Members to be maintained at such place within or outside the Cayman Islands as the Board shall determine from time to time.
“Registration Office”	in respect of any class of share capital such place as the Board may from time to time determine to keep a branch register of Members in respect of that class of share capital and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of share capital are to be lodged for registration and are to be registered.
“SEC”	the United States Securities and Exchange Commission.
“Seal”	common seal or any one or more duplicate seals of the Company (including a securities seal) for use in the Cayman Islands or in any place outside the Cayman Islands.
“Secretary”	any person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.
“special resolution”	a resolution shall be a special resolution when it has been passed by a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which Notice has been duly given in accordance with Article 59. A special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of these Articles or the Statutes.
“Statutes”	the Act and every other law of the Legislature of the Cayman Islands for the time being in force applying to or affecting the Company, its Memorandum of Association and/or these Articles.

“Stock Exchanges”	the Designated Stock Exchange and any other stock exchange on which the Company’s shares or American depositary shares representing the Company’s ordinary shares are listed for trading.
“year”	a calendar year.

(2)	In these Articles, unless there be something within the subject or context inconsistent with such construction:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include both gender and the neuter;

(c)	words importing persons include companies, associations and bodies of persons whether corporate or not;

(d)	the words:

(i)	“may” shall be construed as permissive;

(ii)	“shall” or “will” shall be construed as imperative;

expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or modes of representing or reproducing words partly in one visible form and partly in another visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations;

references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force;

(e)	save as aforesaid words and expressions defined in the Statutes shall bear the same meanings in these Articles if not inconsistent with the subject in the context;

(f)	references to a document (including, but without limitation, a resolution in writing) being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by electronic communication or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not;

(g)	Section 8 and Section 19 of the Electronic Transactions Act (2003) of the Cayman Islands, as amended from time to time, shall not apply to these Articles to the extent it imposes obligations or requirements in addition to those set out in these Articles;

(h)	a reference to a meeting: (a) shall mean a meeting convened and held in any manner permitted by these Articles and any Member or Director attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Statutes and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

(i)	references to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly appointed representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Statutes or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

(j)	references to electronic facilities include, without limitation, website addresses, webinars, webcast, video or any form of conference call systems (telephone, video, web or otherwise); and

(k)	where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member.

SHARE CAPITAL

3.	(1)	The share capital of the Company at the date on which these Articles come into effect shall be divided into shares of a par value of US$0.00001 each.

	(2)	Subject to the Act, the Company’s Memorandum and Articles of Association and, where applicable, the Listing Rules, and/or the rules of any competent regulatory authority, the Company shall have the power to purchase or otherwise acquire its own shares and such power shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it in its absolute discretion thinks fit and any determination by the Board of the manner of purchase shall be deemed authorised by these Articles for purposes of the Act.

(3)	Subject to compliance with the rules and regulations of the Designated Stock Exchange and any other competent regulatory authority, the Company may give financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company.

(4)	The Board may accept the surrender for no consideration of any fully paid share.

(5)	No share shall be issued to bearer.

ALTERATION OF CAPITAL

4.	Subject to and without prejudice to Articles 10, 11, 11A and 12, the Company may from time to time by ordinary resolution in accordance with the Act:

(a)	increase its capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

(b)	consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(c)	divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of shares of that class and the Directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favourable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Company’s Memorandum of Association (subject, nevertheless, to the Act); and

(e)	cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled or, in the case of shares, without par value, diminish the number of shares into which its capital is divided.

5.	The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the last preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

6.	The Company may from time to time by special resolution, subject to any confirmation or consent required by the Act, reduce its share capital or any capital redemption reserve or other undistributable reserve in any manner permitted by law.

7.	Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

SHARE RIGHTS

8.	Subject to the provisions of the Act, the Listing Rules and the Company’s Memorandum and Articles of Association and to any special rights conferred on the holders of any shares or class of shares, and without prejudice to Articles 10, 11, 11A and 12 hereof, any share in the Company (whether forming part of the present capital or not) may be issued with or have attached thereto such rights or restrictions whether in regard to dividend, voting, return of capital or otherwise as the Board may determine, including without limitation on terms that they may be, or at the option of the Company or the holder are, liable to be redeemed on such terms and in such manner, including out of capital, as the Board may deem fit.

9.	Subject to the Act and the Listing Rules, any preferred shares may be issued or converted into shares that, at a determinable date or at the option of the Company or the holder, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by ordinary resolution of the Members determine. Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Board, either generally or with regard to specific purchases. If purchases are by tender, tenders shall comply with applicable laws.

VARIATION OF RIGHTS

10.	Subject to the Act and the Listing Rules, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up) be varied, modified or abrogated by a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting all the provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	the necessary quorum (whether at a separate general meeting or at its adjourned or postponed meeting) shall be a person or persons or (in the case of a Member being a corporation) its duly authorized representative together holding or representing by proxy not less than one-third in nominal value of the issued shares of that class;

(b)	every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him; and

(c)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

11.	The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied, modified or abrogated by the creation or issue of further shares ranking pari passu therewith.

11.	A.	The variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences and privileges as between different classes may be deemed as variation of rights attached to the different classes, and shall only be fixed and determined by special resolutions of the respective shareholders of each class of shares being deemed varied in compliance with Article 10 hereof.

SHARES

12.	(1)	Subject to the Act, these Articles and, where applicable, the Listing Rules and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, the unissued shares of the Company (whether forming part of the original or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the Board may in its absolute discretion determine but so that no shares shall be issued at a discount. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by law. Without limiting the generality of the foregoing and subject to Articles 10, 11 and 11A, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series.

(2)	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association.

(3)	The Board may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

13.	The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Act. Subject to the Act, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one and partly in the other.

14.	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any fractional part of a share or (except only as otherwise provided by these Articles or by law) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

15.	Subject to the Act and these Articles, the Board may at any time after the allotment of shares but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board considers fit to impose.

SHARE CERTIFICATES

16.	Unless (i) required by the Act, the Listing Rules or the operating requirements of the Stock Exchanges or clearing houses, or (ii) if so requested in writing by any Member, no share certificates shall be required to be issued by the Company.

17.	Where required or requested to be issued, share certificates shall be issued within the relevant time limit as prescribed by the Act, the Listing Rules or as the Stock Exchanges may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

18.	Every share certificate shall be issued under the Seal or a facsimile thereof or with the Seal printed thereon and shall specify the number and class and distinguishing numbers (if any) of the shares to which it relates, and the amount paid up thereon and may otherwise be in such form as the Directors may from time to time determine. No certificate shall be issued representing shares of more than one class. Any signatures on any such certificates (or certificates in respect of other securities) need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon.

19.	(1)	In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

	(2)	Where a share stands in the names of two or more persons, the person first named in the Register shall as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the shares, be deemed the sole holder thereof.

20.	(1)	Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly. Where required or requested to be issued in accordance with Article 16, a new certificate shall be issued to the transferee in respect of the shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2)	The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Stock Exchanges may from time to time determine.

21.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued to the relevant Member upon request and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity and, in case of damage or defacement, on delivery of the old certificate to the Company provided always that where share warrants have been issued, no new share warrant shall be issued to replace one that has been lost unless the original has been destroyed.

LIEN

22.	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

23.	Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy.

24.	The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

25.	Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ Notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no Member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

26.	A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed and may be made payable either in one lump sum or by instalments.

27.	A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and instalments due in respect thereof or other moneys due in respect thereof.

28.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

29.	No Member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

30.	On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

31.	Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

32.	On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

33.	The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one (1) month’s Notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

34.	(1)	If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ Notice:

(a)	requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(b)	stating that if the Notice is not complied with the shares on which the call was made will be liable to be forfeited.

(2)	If the requirements of any such Notice are not complied with, any share in respect of which such Notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share but not actually paid before the forfeiture.

35.	When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such Notice.

36.	The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

37.	Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

38.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty per cent. (20%) per annum) as the Board determines. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

39.	A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

40.	Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

41.	The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

42.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTER OF MEMBERS

43.	(1) The Company shall keep in one or more books a Register of its Members and shall enter therein the following particulars, that is to say:

(a)	the name and address of each Member, the number and class of shares held by him and the amount paid or agreed to be considered as paid on such shares;

(b)	the date on which each person was entered in the Register; and

(c)	the date on which any person ceased to be a Member.

(2)	The Company may keep an overseas or local or other branch register of Members resident in any place, and the Board may make and vary such regulations as it determines in respect of the keeping of any such register and maintaining a Registration Office in connection therewith.

44.	The Register and branch register of Members, as the case may be, shall be open to inspection between 10 am and 12 pm on each day that the Office or Registration Office, as the case may be, is open for business by Members without charge or by any other person, upon a maximum payment of $2.50 or such other sum specified by the Board, at the Office or such other place at which the Register is kept in accordance with the Act or, if appropriate, upon a maximum payment of $1.00 or such other sum specified by the Board at the Registration Office. The Register including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of the Stock Exchanges or by any electronic means in such manner as may be accepted by the Stock Exchanges to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the Board may determine and either generally or in respect of any class of shares.

RECORD DATES

45.	(1)	For the purpose of determining the Members entitled to notice of or to vote at any general meeting, or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of shares or for the purpose of any other lawful action, the Board (in the case of an annual general meeting) or the person calling the meeting (in the case of an extraordinary general meeting) may fix, in advance, a date as the record date for any such determination of Members, which date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action.

(2)	If the Board (in the case of an annual general meeting) or the person calling the meeting (in the case of an extraordinary general meeting) does not fix a record date for any general meeting, the record date for determining the Members entitled to a notice of or to vote at such meeting shall be at the close of business on the day next preceding the day on which notice is given, or, if in accordance with these Articles notice is waived, at the close of business on the day next preceding the day on which the meeting is held. If corporate action without a general meeting is to be taken, the record date for determining the Members entitled to express consent to such corporate action in writing, when no prior action by the Board is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its head office. The record date for determining the Members for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

(3)	A determination of the Members of record entitled to notice of or to vote at a meeting of the Members shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

TRANSFER OF SHARES

46.	(1)	Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Stock Exchanges or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

(2)	Notwithstanding the provisions of subparagraph (1) above, for so long as any shares are listed on a Designated Stock Exchange, titles to such listed shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of such Designated Stock Exchange that are or shall be applicable to such listed shares. The register of members of the Company in respect of its listed shares (whether the Register or a branch register) may be kept by recording the particulars required by Section 40 of the Act in a form otherwise than legible if such recording otherwise complies with the laws applicable to and the rules and regulations of the Designated Stock Exchange that are or shall be applicable to such listed shares.

47.	The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

48.	(1)	The Board may, in its absolute discretion, and without giving any reason therefor, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share (not being a fully paid up share) on which the Company has a lien.

(2)	The Board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting the transfer unless the Board otherwise determines.

(3)	Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefor, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Act.

49.	Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:

(a)	a fee of such maximum sum as the Stock Exchanges may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of share;

(c)	the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Act or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) (if any) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(d)	if applicable, the instrument of transfer is duly and properly stamped.

50.	If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and transferee notice of the refusal.

51.	The registration of transfers of shares or of any class of shares may, after notice has been given by advertisement in any newspapers or by any other means in accordance with the requirements of the Stock Exchanges to that effect be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

TRANSMISSION OF SHARES

52.	If a Member dies, the survivor or survivors where the deceased was a joint holder, and his legal personal representatives where he was a sole or only surviving holder, will be the only persons recognised by the Company as having any title to his interest in the shares; but nothing in this Article will release the estate of a deceased Member (whether sole or joint) from any liability in respect of any share which had been solely or jointly held by him.

53.	Any person becoming entitled to a share in consequence of the death or bankruptcy or winding-up of a Member may, upon such evidence as to his title being produced as may be required by the Board, elect either to become the holder of the share or to have some person nominated by him registered as the transferee thereof. If he elects to become the holder he shall notify the Company in writing either at the Registration Office or Office, as the case may be, to that effect. If he elects to have another person registered he shall execute a transfer of the share in favour of that person. The provisions of these Articles relating to the transfer and registration of transfers of shares shall apply to such notice or transfer as aforesaid as if the death or bankruptcy of the Member had not occurred and the notice or transfer were a transfer signed by such Member.

54.	A person becoming entitled to a share by reason of the death or bankruptcy or winding-up of a Member shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if it thinks fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 83(2) being met, such a person may vote at meetings.

UNTRACEABLE MEMBERS

55.	(1)	Without prejudice to the rights of the Company under paragraph (2) of this Article, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

(2)	The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles have remained uncashed;

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(c)	the Company, has given notice of its intention to sell such shares to, and caused advertisement both in daily newspapers and in a newspaper circulating in the area of the last known address of such Member or any person entitled to the share under Article 54 and where applicable, in each case in accordance with the requirements of, the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in paragraph (c) of this Article and ending at the expiry of the period referred to in that paragraph.

(3)	To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

GENERAL MEETINGS

56.	An annual general meeting of the Company shall be held in each year other than the year of the Company’s adoption of these Articles.

57.	Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting. All general meetings (including an annual meeting, any adjourned meeting or postponed meeting) may be held as a physical meeting in any part of the world and at one or more locations as provided in Article 65, as a hybrid meeting or as an electronic meeting, as may be determined by the Board or the Chairman in their absolute discretion.

58.	The Board or the Chairman may whenever they think fit call extraordinary general meetings. Any one or more Members holding at the date of deposit of the requisition not less than one-tenth of the paid up capital of the Company carrying the right of voting at general meetings of the Company shall at all times have the right, by written requisition to the Board, the Chairman or the Secretary of the Company, to require an extraordinary general meeting to be called by the Board or the Chairman for the transaction of any business specified in such requisition; and such meeting shall be held within three (3) months after the deposit of such requisition. If within twenty-one (21) days of such deposit the Board or the Chairman fails to proceed to convene such meeting the requisitionist(s) himself (themselves) may convene a physical meeting at only one location which will be the Principal Meeting Place, provided that any meeting so convened shall not be held after the expiration of three months after the expiration of 21 days from the date of the deposit of the requisition. All reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board or the Chairman shall be reimbursed to the requisitionist(s) by the Company.

NOTICE OF GENERAL MEETINGS

59.	(1)	All general meetings (whether the annual general meeting or an extraordinary general meeting) must be called by Notice of not less than fourteen (14) clear days but if permitted by the rules of the Designated Stock Exchange, a general meeting may be called by shorter notice, subject to the Act, if it is so agreed:

(a)	in the case of a meeting called as an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together representing not less than ninety five per cent (95%) of the total voting rights at the meeting of all the Members.

(2)	The Notice shall specify (a) the time and date of the meeting, (b) save for an electronic meeting, the place of the meeting and if there is more than one meeting location as determined by the Board or the Chairman pursuant to Article 65, the principal place of the meeting (the “Principal Meeting Place”), (c) if the general meeting is to be a hybrid meeting or an electronic meeting, the notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (d) particulars of resolutions to be considered at the meeting and, in case of special business, the general nature of the business. The notice convening an annual general meeting shall specify the meeting as such. Notice of every general meeting shall be given to all Members other than to such Members as, under the provisions of these Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, to all persons entitled to a share in consequence of the death or bankruptcy or winding up of a Member and to each of the Directors and the Auditors.

60.	The accidental omission to give Notice of a meeting or (in cases where instruments of proxy are sent out with the Notice) to send such instrument of proxy to, or the non-receipt of such Notice or such instrument of proxy by, any person entitled to receive such Notice shall not invalidate any resolution passed or the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

61.	(1)	All business transacted at an extraordinary general meeting and also all business that is transacted at an annual general meeting shall be deemed special business, with the exception of:

(a)	the declaration and sanctioning of dividends;

(b)	consideration and adoption of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet;

(c)	the election of Directors;

(d)	appointment of Auditors (where special notice of the intention for such appointment is not required by the Act) and other officers;

(e)	the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors;

(f)	the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than twenty per cent. (20%) in nominal value of its existing issued share capital; and

(g)	the granting of any mandate or authority to the Directors to repurchase securities of the Company.

(2)	A quorum must be present at the commencement of business of a general meeting in order to transact business other than the business of the appointment of a chairman of such meeting. At any general meeting of the Company, one (1) or more Members entitled to vote and present in person or by proxy or (in the case of a Member being a corporation) by its duly authorised representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

62.	If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of the Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and (where applicable) same place(s) or to such time and (where applicable) such place(s) and in such form and manner referred to in Article 57 as the chairman of the meeting (or in default, the Board) may absolutely determine. If at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

63.	The chairman of the Board shall preside as chairman at every general meeting. If at any meeting the chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, or is not willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, or if the chairman chosen shall retire from the chair, the Members present in person or (in the case of a Member being a corporation) by its duly authorised representative or by proxy and entitled to vote shall elect one of their number to be chairman.

64.	Subject to Article 67, the chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or indefinitely) and/or from place to place(s) and/or from one form to another (a physical meeting, a hybrid meeting or an electronic meeting) as the meeting shall determine, but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least fourteen (14) clear days’ notice of the adjourned meeting shall be given specifying the details set out in Article 56(2) but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid, it shall be unnecessary to give notice of an adjournment.

65.	(1)	The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by the Board at its absolute discretion. Any Member or any proxy attending and participating in such way or any Member participating in an electronic meeting or a hybrid meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

(2)	All general meetings are subject to the following:

(a)	where a Member is attending a Meeting Location and/or in the case of a hybrid meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(b)	Members present in person (in the case of a Member being a corporation, by its duly authorized representative) or by proxy at a Meeting Location and/or Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chairman of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Members at all Meeting Locations and Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened;

(c)	where Members attend a meeting by being present at one of the Meeting Locations and/or where Members participating in an electronic meeting or a hybrid meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an electronic meeting or a hybrid meeting, the inability of one or more Members or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting;

(d)	if any of the Meeting Locations is outside Hong Kong and/or in the case of a hybrid meeting, the provisions of these Articles concerning the service and giving of Notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of an electronic meeting, the time for lodging proxies shall be as stated in the Notice for the meeting.

66.	The Board and, at any general meeting, the chairman of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participation in an electronic meeting or a hybrid meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Member who, pursuant to such arrangements, is not entitled to attend, in person (in the case of a Member being a corporation, by its duly authorized representative) or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Member so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the Notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.

67.	If it appears to the chairman of the general meeting that:

(a)	the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 65(i) or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the Notice of the meeting; or

(b)	in the case of an electronic meeting or a hybrid meeting, electronic facilities being made available by the Company have become inadequate; or

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)	there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then, without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at his/her absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

68.	The Board and, at any general meeting, the chairman of the meeting may make any arrangement and impose any requirement or restriction the Board or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Members shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

69.	If, after the sending of Notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not Notice of the adjourned meeting is required), the Directors, in their absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the Notice calling the meeting, they may change or postpone the meeting to another date, time and/or place and/or change the electronic facilities and/or change the form of the meeting (a physical meeting, an electronic meeting or a hybrid meeting) without approval from the Members. Without prejudice to the generality of the foregoing, the Directors shall have the power to provide in every Notice calling a general meeting the circumstances in which a postponement of the relevant general meeting may occur automatically without further notice, including without limitation where a number 8 or higher typhoon signal, black rainstorm warning or other similar event is in force at any time on the day of the meeting. This Article shall be subject to the following:

(a)	when a meeting is so postponed, the Company shall endeavour to post a notice of such postponement on the Company’s website as soon as practicable (provided that failure to post such a notice shall not affect the automatic postponement of such meeting);

(b)	when a meeting is postponed in accordance with this Article, the Board shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the postponed meeting and seven clear days’ Notice at the least of the postponed meeting shall be given by one of the means specified in Article 167 and shall specify the date, time, place (if applicable) and electronic facilities (if applicable) of the postponed meeting, and the date and time by which proxies shall be submitted in order to be valid at such postponed meeting (provided that any proxy submitted for the original meeting shall continue to be valid for the postponed meeting unless revoked or replaced by a new proxy); and

(c)	notice of the business to be transacted at the postponed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, provided that the business to be transacted at the postponed meeting is the same as that set out in the original Notice of general meeting circulated to the Members.

70.	All persons seeking to attend and participate in an electronic meeting or a hybrid meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 67, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

71.	Without prejudice to other provisions in Article 64 a physical meeting may also be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

72.	If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

73.	(1)	A Member is able to exercise the right to speak at a general meeting when the Member is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions that the Member has on the business of the meeting.

(2)	The Directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak at it.

VOTING

74.	(1)	Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. A resolution put to the vote of a meeting shall be decided by way of a poll save that in the case of a physical meeting, the chairman of the meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every Member present in person (or being a corporation, is present by a duly authorized representative), or by proxy(ies) shall have one vote provided that where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. For purposes of this Article, procedural and administrative matters are those that (i) are not on the agenda of the general meeting or in any supplementary circular that may be issued by the Company to its Members; and (ii) relate to the chairman’s duties to maintain the orderly conduct of the meeting and/or allow the business of the meeting to be properly and effectively dealt with, whilst allowing all Members a reasonable opportunity to express their views. Votes may be cast by such means, electronic or otherwise as the Directors or the chairman of the meeting may determine.

(2)	In the case of a physical meeting where a show of hands is allowed, before or on the declaration of the result of the show of hands, a poll may be demanded:

(a)	by at least three Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(b)	by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(c)	by a Member or Members present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by the Member.

75.	Where a resolution is voted on by a show of hands, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution. The result of the poll shall be deemed to be the resolution of the meeting. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the rules of the Designated Stock Exchange.

76.	If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the Listing Rules.

77.	A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner (including the use of ballot or voting papers or tickets) and either forthwith or at such time (being not later than thirty (30) days after the date of the demand) and place as the chairman directs. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll not taken immediately.

78.	The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the chairman, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

79.	On a poll votes may be given either personally or by proxy.

80.	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

81.	All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of such meeting shall be entitled to a second or casting vote in addition to any other vote he may have.

82.	Where there are joint holders of any share any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders be present at any meeting the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding. Several executors or administrators of a deceased Member in whose name any share stands shall for the purposes of this Article be deemed joint holders thereof.

83.	(1)	A Member who is a patient for any purpose relating to mental health or in respect of whom an order has been made by any court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such court, and such receiver, committee, curator bonis or other person may vote on a poll by proxy, and may otherwise act and be treated as if he were the registered holder of such shares for the purposes of general meetings, provided that such evidence as the Board may require of the authority of the person claiming to vote shall have been deposited at the Office, head office or Registration Office, as appropriate, not less than forty-eight (48) hours before the time appointed for holding the meeting, or adjourned or postponed meeting or poll, as the case may be.

(2)	Any person entitled under Article 53 to be registered as the holder of any shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares, provided that forty-eight (48) hours at least before the time of the holding of the meeting or adjourned or postponed meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his entitlement to such shares, or the Board shall have previously admitted his right to vote at such meeting in respect thereof.

84.	No Member shall, unless the Board otherwise determines, be entitled to attend and vote and to be reckoned in a quorum at any general meeting unless he is duly registered and all calls or other sums presently payable by him in respect of shares in the Company have been paid.

85.	If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted;

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or postponed meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or postponed meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be final and conclusive.

86.	Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

PROXIES

87.	(1)	Subject to the Listing Rules, the Company may, at its absolute discretion, provide an electronic address for the receipt of any document or information relating to proxies for a general meeting (including any instrument of proxy or invitation to appoint a proxy, any document necessary to show the validity of, or otherwise relating to, an appointment of proxy (whether or not required under these Articles) and notice of termination of the authority of a proxy). If such an electronic address is provided, the Company shall be deemed to have agreed that any such document or information (relating to proxies as aforesaid) may be sent by electronic means to that address, subject as hereafter provided and subject to any other limitations or conditions specified by the Company when providing the address. Without limitation, the Company may from time to time determine that any such electronic address may be used generally for such matters or specifically for particular meetings or purposes and, if so, the Company may provide different electronic addresses for different purposes. The Company may also impose any conditions on the transmission of and its receipt of such electronic communications including, for the avoidance of doubt, imposing any security or encryption arrangements as may be specified by the Company. If any document or information required to be sent to the Company under these Articles is sent to the Company by electronic means, such document or information is not treated as validly delivered to or deposited with the Company if the same is not received by the Company at its designated electronic address provided in accordance with this Article or if no electronic address is so designated by the Company for the receipt of such document or information.

(2)	The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate), or if the Company has provided an electronic address in accordance with the preceding paragraph, shall be received at the electronic address specified, not less than forty eight (48) hours before the time appointed for holding the meeting or adjourned meeting or postponed meeting at which the person named in the instrument proposes to vote. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or postponed meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

88.	The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment or postponement of the meeting as for the meeting to which it relates. The Board may decide, either generally or in any particular case, to treat a proxy appointment as valid notwithstanding that the appointment or any of the information required under these Articles has not been received in accordance with the requirements of these Articles. Subject to aforesaid, if the proxy appointment and any of the information required under these Articles is not received in the manner set out in these Articles, the appointee shall not be entitled to vote in respect of the shares in question.

89.	The instrument appointing a proxy and (if required by the Board) the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, shall be delivered to such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified at the Registration Office or the Office, as may be appropriate) not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting or postponed meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting or postponed meeting, not less than twenty-four (24) hours before the time appointed for the taking of the poll and in default the instrument of proxy shall not be treated as valid. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date named in it as the date of its execution, except at an adjourned meeting or postponed meeting or on a poll demanded at a meeting or an adjourned meeting or postponed meeting in cases where the meeting was originally held within twelve (12) months from such date. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

90.	Instruments of proxy shall be in any common form or in such other form as the Board may approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy shall, unless the contrary is stated therein, be valid as well for any adjournment or postponement of the meeting as for the meeting to which it relates.

91.	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office or the Registration Office (or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith) two (2) hours at least before the commencement of the meeting or adjourned meeting, or postponed meeting or the taking of the poll, at which the instrument of proxy is used.

92.	Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

CORPORATIONS ACTING BY REPRESENTATIVES

93.	(1)	Any corporation which is a Member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of any class of Members. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present thereat.

(2)	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

(3)	Any reference in these Articles to a duly authorised representative of a Member being a corporation shall mean a representative authorised under the provisions of this Article.

NO ACTION BY WRITTEN RESOLUTIONS OF MEMBERS

94.	Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and the Act and may not be taken by written resolution of Members without a meeting.

BOARD OF DIRECTORS

95.	(1)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter in accordance with these Articles such purpose and who shall hold office until their successors are elected or appointed or their office is otherwise vacated.

(2)	Subject to the Articles and the Act, the Company may by ordinary resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Board.

(3)	The Directors shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director appointed by the Board to fill a casual vacancy shall hold office until the first general meeting of Members after his appointment and be subject to re-election at such meeting and any Director appointed by the Board as an addition to the existing Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

(4)	No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

(5)	Subject to any provision to the contrary in these Articles, a Director may be removed by way of (i)(1) an ordinary resolution of the Members or (ii)(2) the consent of a majority of the Directors then in office at any time before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under any such agreement).

(6)	A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (5) above may be filled by the election or appointment by ordinary resolution of the Members at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

(7)	The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two (2).

96.(1A)	(i)	For so long as Winner Crown Holdings Limited (“Winner Crown”), together with its affiliates as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, continues to hold at least 15% of the Company’s outstanding ordinary shares:

(a)	Winner Crown shall have the right to appoint two (2) Directors to the Board (each a “Winner Crown Director” and, collectively, the “Winner Crown Directors”);

(b)	The Winner Crown Directors may only be removed or replaced by Winner Crown; and

(c)	Notwithstanding the foregoing, any person nominated by Winner Crown to serve as the Winner Crown Director must be accepted by a majority of the Board, in their reasonable discretion, before such nomination becomes effective.

(d)	Any amendment or revocation of this Article 96(1A) shall require the prior written consent of Winner Crown as long as Winner Crown has the right to appoint any Winner Crown Director according to this Article 96(1A).

96.(1B)	For so long as AAPC Hong Kong Limited (“Accor”), together with its affiliates as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, holds Ordinary Shares on an as converted basis that represent at least 8% of the Pro Forma Share Capital:

(a)	Accor shall have the right to designate one (1) Director to the Board and to any executive or management committee of the Board (the “Accor Director”);

(b)	The Accor Director may only be removed or replaced by Accor, for cause or otherwise as provided in the Securities Purchase Agreement, dated as of 14 December, 2014, by and among the Company and Accor, as the same may be amended (“Securities Purchase Agreement”); and

(c)	Notwithstanding the foregoing, any person designated by Accor to serve as the Accor Director shall be nominated and elected by the Board, provided that the Board shall only refrain from nominating and electing an Accor Director designee if it reasonably determines that such designee has a criminal record or would cause the Company to violate any anti-corruption rules or to lose any material licenses.

(d)	In the event of a Founder Departure, the Company shall: (i) notify Accor within 10 days thereof; (ii) procure that a representative designated by Accor be appointed as a member of the nomination committee or other committee of the Board authorized to appoint the successor or any person assuming any of his material duties or responsibilities; and (iii) promptly (but no later than the time such information is provided to any other members of the Board or its nomination committee) share with the Accor Director all relevant information with respect to any potential candidates provided to any other members of the Board or its nomination committee).

(e)	At Accor’s expense, the Accor Director shall have the right to be accompanied to any Board and, if applicable, committee meetings by a translator of his or her choice.

(f)	Accor’s rights pursuant to this Article 96(1B) shall terminate upon the earliest to occur of any termination event as provided in clause 2 or clause 8 of the Voting and ROFR Agreement (the “Voting and ROFR Agreement”), by and among the Company, Accor and various other parties, to be executed in the form attached as Exhibit E (as the same may be amended) to the Master Purchase Agreement (the “Master Purchase Agreement”) among AAPC Singapore Pte., Ltd., Accor and the Company, dated as of December 14, 2014, as the same may be amended.

For the purposes of this provision, “Pro Forma Share Capital” shall mean the sum of: (i) 251,586,959 Ordinary Shares, (ii) the “Purchased Shares” and “Top-Up Shares” (as defined therein) purchased by Accor or its Affiliates pursuant to the Securities Purchase Agreement, and (iii) any Ordinary Shares or other Securities issued after the closing of the transactions contemplated by the Securities Purchase Agreement and Master Purchase Agreement as part of any issuances of securities by the Company in which Accor was entitled to participate on a pro-rata basis (each as adjusted for stock splits, dividends, recapitalizations and the like).

(g)	Any amendment or revocation of this Article 96(1B) shall require the prior written consent of Accor as long as Accor’s rights pursuant to this Article 96(1B) have not terminated.

Unless otherwise defined herein all capitalized terms in this Article 96(1B) shall have the meaning ascribed to them in the Voting and ROFR Agreement.

DISQUALIFICATION OF DIRECTORS

97.	The office of a Director shall be vacated if the Director:

(1)	resigns his office by notice in writing delivered to the Company at the Office or tendered at a meeting of the Board;

(2)	becomes of unsound mind or dies;

(3)	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated;

(4)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(5)	is prohibited by law from being a Director; or

(6)	ceases to be a Director by virtue of any provision of the Statutes or is removed from office pursuant to these Articles.

EXECUTIVE DIRECTORS

98.	The Board may from time to time appoint any one or more of its body to be a managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the Company for such period (subject to their continuance as Directors) and upon such terms as the Board may determine and the Board may revoke or terminate any of such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director. A Director appointed to an office under this Article shall be subject to the same provisions as to removal as the other Directors of the Company, and he shall (subject to the provisions of any contract between him and the Company) ipso facto and immediately cease to hold such office if he shall cease to hold the office of Director for any cause.

99.	Notwithstanding Articles 104, 105, 106 and 107, an executive director appointed to an office under Article 98 hereof shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board may from time to time determine, and either in addition to or in lieu of his remuneration as a Director.

ALTERNATE DIRECTORS

100.	Any Director may at any time by Notice delivered to the Office or head office or at a meeting of the Directors appoint any person (including another Director) to be his alternate Director. Any person so appointed shall have all the rights and powers of the Director or Directors for whom such person is appointed in the alternative provided that such person shall not be counted more than once in determining whether or not a quorum is present. An alternate Director may be removed at any time by the body which appointed him and, subject thereto, the office of alternate Director shall continue until the happening of any event which, if we were a Director, would cause him to vacate such office or if his appointer ceases for any reason to be a Director. Any appointment or removal of an alternate Director shall be effected by Notice signed by the appointor and delivered to the Office or head office or tendered at a meeting of the Board. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director. An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or of committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he were a Director save that as an alternate for more than one Director his voting rights shall be cumulative.

101.	An alternate Director shall only be a Director for the purposes of the Act and shall only be subject to the provisions of the Act insofar as they relate to the duties and obligations of a Director when performing the functions of the Director for whom he is appointed in the alternative and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified by the Company to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company any fee in his capacity as an alternate Director except only such part, if any, of the remuneration otherwise payable to his appointor as such appointor may by Notice to the Company from time to time direct.

102.	Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). If his appointor is for the time being absent from the People’s Republic of China or otherwise not available or unable to act, the signature of an alternate Director to any resolution in writing of the Board or a committee of the Board of which his appointor is a member shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

103.	An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, however, such alternate Director or any other person may be re-appointed by the Directors to serve as an alternate Director PROVIDED always that, if at any meeting any Director retires but is re-elected at the same meeting, any appointment of such alternate Director pursuant to these Articles which was in force immediately before his retirement shall remain in force as though he had not retired.

DIRECTORS’ FEES AND EXPENSES

104.	The Directors shall receive such remuneration as the Board may from time to time determine. Each Director shall be entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of his duties as a Director.

105.	Each Director shall be entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

106.	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

DIRECTORS’ INTERESTS

107.	A Director may:

(a)	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b)	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c)	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favour of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the NASDAQ Listing Rules or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

108.	Subject to the Act and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 109 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.N of Form 20F promulgated by the SEC, shall require the approval of the Audit Committee.

109.	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general Notice to the Board by a Director to the effect that:

(a)	he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with that company or firm; or

(b)	he is to be regarded as interested in any contract or arrangement which may after the date of the Notice be made with a specified person who is connected with him;

shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such Notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

110.	Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable law or the Listing Rules, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

GENERAL POWERS OF THE DIRECTORS

111.	(1)	The business of the Company shall be managed and conducted by the Board, which may pay all expenses incurred in forming and registering the Company and may exercise all powers of the Company (whether relating to the management of the business of the Company or otherwise) which are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to the provisions of the Statutes and of these Articles and to such regulations being not inconsistent with such provisions, as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

(2)	Any person contracting or dealing with the Company in the ordinary course of business shall be entitled to rely on any written or oral contract or agreement or deed, document or instrument entered into or executed as the case may be by any two of the Directors acting jointly on behalf of the Company and the same shall be deemed to be validly entered into or executed by the Company as the case may be and shall, subject to any rule of law, be binding on the Company.

(3)	Without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Board shall have the following powers:

(a)	to give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed;

(b)	to give to any Directors, officers or employees of the Company an interest in any particular business or transaction or participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration; and

(c)	to resolve that the Company be deregistered in the Cayman Islands and continued in a named jurisdiction outside the Cayman Islands subject to the provisions of the Act.

112.	The Board may establish any regional or local boards or agencies for managing any of the affairs of the Company in any place, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration (either by way of salary or by commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes) and pay the working expenses of any staff employed by them upon the business of the Company. The Board may delegate to any regional or local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any of them to fill any vacancies therein and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person appointed as aforesaid, and may revoke or vary such delegation, but no person dealing in good faith and without notice of any such revocation or variation shall be affected thereby.

113.	The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. Such attorney or attorneys may, if so authorised under the Seal of the Company, execute any deed or instrument under their personal seal with the same effect as the affixation of the Company’s Seal.

114.	The Board may entrust to and confer upon a managing director, joint managing director, deputy managing director, an executive director or any Director any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

115.	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

116.	(1)	The Board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company’s moneys to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit under the Company or any of its subsidiary companies) and ex-employees of the Company and their dependants or any class or classes of such person.

(2)	The Board may pay, enter into agreements to pay or make grants of revocable or irrevocable pensions or other benefits to employees and ex-employees and their dependants, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependants are or may become entitled under any such scheme or fund as mentioned in the last preceding paragraph. Any such pension or benefit may, as the Board considers desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement, and may be subject or not subject to any terms or conditions as the Board may determine.

BORROWING POWERS

117.	The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

118.	Debentures, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

119.	Any debentures, bonds or other securities may be issued at a discount (other than shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

120.	(1)	Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the Members or otherwise, to obtain priority over such prior charge.

(2)	The Board shall cause a proper register to be kept, in accordance with the provisions of the Act, of all charges specifically affecting the property of the Company and of any series of debentures issued by the Company and shall duly comply with the requirements of the Act in regard to the registration of charges and debentures therein specified and otherwise.

PROCEEDINGS OF THE DIRECTORS

121.	The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it considers appropriate. Questions arising at any meeting shall be determined by a majority of votes. In the case of any equality of votes the chairman of the meeting shall have an additional or casting vote.

122.	A meeting of the Board may be convened by the Secretary on request of a Director or by any Director. The Secretary shall convene a meeting of the Board. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director in writing or verbally (including in person or by telephone) or via electronic mail or by telephone or in such other manner as the Board may from time to time determine whenever he shall be required so to do by any Director.

123.	(1)	The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two (2). An alternate Director shall be counted in a quorum in the case of the absence of a Director for whom he is the alternate provided that he shall not be counted more than once for the purpose of determining whether or not a quorum is present.

(2)	Directors may participate in any meeting of the Board by means of a conference telephone or other communications equipment through which all persons participating in the meeting can communicate with each other simultaneously and instantaneously and, for the purpose of counting a quorum, such participation shall constitute presence at a meeting as if those participating were present in person.

(3)	Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of such Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

124.	The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in the Board but, if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director, notwithstanding that the number of Directors is below the number fixed by or in accordance with these Articles as the quorum or that there is only one continuing Director, may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company but not for any other purpose.

125.	The Chairman of the Board shall be the chairman of all meetings of the Board. If the Chairman of the Board is not present at any meeting within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

126.	A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

127.	(1)	The Board may delegate any of its powers, authorities and discretions to committees (including, without limitation, the Audit Committee), consisting of such Director or Directors and other persons as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

(2)	All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

128.	The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Articles for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board under the last preceding Article, indicating, without limitation, any committee charter adopted by the Board for purposes or in respect of any such committee.

129.	A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability shall (provided that such number is sufficient to constitute a quorum and further provided that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Articles) be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors and for this purpose a facsimile signature of a Director shall be treated as valid.

130.	All acts bona fide done by the Board or by any committee or by any person acting as a Director or members of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of such committee.

AUDIT COMMITTEE

131.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the NASDAQ Listing Rules and the rules and regulations of the SEC.

132.	(1)	The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

(2)	The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

133.	For so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest. Specially, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties: (i) any shareholder owning an interest in the voting power of the Company or any subsidiary of the Company that gives such shareholder significant influence over the Company or any subsidiary of the Company, (ii) any director or executive officer of the Company or any subsidiary of the Company and any relative of such director or executive officer, (iii) any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by any person described in (i) or (ii) or over which such a person is able to exercise significant influence, and (iv) any affiliate (other than a subsidiary) of the Company.

OFFICERS

134.	(1)	The officers of the Company shall consist of the Chairman of the Board, the Directors and Secretary and such additional officers (who may or may not be Directors) as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Act and these Articles.

(2)	The Directors shall, as soon as may be after each appointment or election of Directors, elect amongst the Directors a chairman and if more than one Director is proposed for this office, the election to such office shall take place in such manner as the Directors may determine.

(3)	The officers shall receive such remuneration as the Directors may from time to time determine.

135.	(1)	The Secretary and additional officers, if any, shall be appointed by the Board and shall hold office on such terms and for such period as the Board may determine. If thought fit, two or more persons may be appointed as joint Secretaries. The Board may also appoint from time to time on such terms as it thinks fit one or more assistant or deputy Secretaries.

(2)	The Secretary shall attend all meetings of the Members and shall keep correct minutes of such meetings and enter the same in the proper books provided for the purpose. He shall perform such other duties as are prescribed by the Act or these Articles or as may be prescribed by the Board.

136.	The officers of the Company shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Directors from time to time.

137.	A provision of the Act or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

REGISTER OF DIRECTORS AND OFFICERS

138.	The Company shall cause to be kept in one or more books at its Office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Act or as the Directors may determine. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify to the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Act.

MINUTES

139.	(1)	The Board shall cause minutes to be duly entered in books provided for the purpose:

(a)	of all elections and appointments of officers;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board and where there are managers, of all proceedings of meetings of the managers.

(2)	Minutes shall be kept by the Secretary at the Office.

SEAL

140.	(1)	The Company shall have one or more Seals, as the Board may determine. For the purpose of sealing documents creating or evidencing securities issued by the Company, the Company may have a securities seal which is a facsimile of the Seal of the Company with the addition of the word “Securities” on its face or in such other form as the Board may approve. The Board shall provide for the custody of each Seal and no Seal shall be used without the authority of the Board or of a committee of the Board authorised by the Board in that behalf.

Subject as otherwise provided in these Articles, any instrument to which a Seal is affixed shall be signed autographically by one Director and the Secretary or by two Directors or by such other person (including a Director) or persons as the Board may appoint, either generally or in any particular case, save that as regards any certificates for shares or debentures or other securities of the Company the Board may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

(2)	Where the Company has a Seal for use abroad, the Board may by writing under the Seal appoint any agent or committee abroad to be the duly authorised agent of the Company for the purpose of affixing and using such Seal and the Board may impose restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the Seal, the reference shall, when and so far as may be applicable, be deemed to include any such other Seal as aforesaid.

AUTHENTICATION OF DOCUMENTS

141.	Any Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company and any resolution passed by the Company or the Board or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and if any books, records, documents or accounts are elsewhere than at the Office or the head office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person so appointed by the Board. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Board or any committee which is so certified shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

DESTRUCTION OF DOCUMENTS

142.	(1)	The Company shall be entitled to destroy the following documents at the following times:

(a)	any share certificate which has been cancelled at any time after the expiry of one (1) year from the date of such cancellation;

(b)	any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two (2) years from the date such mandate variation cancellation or notification was recorded by the Company;

(c)	any instrument of transfer of shares which has been registered at any time after the expiry of seven (7) years from the date of registration;

(d)	any allotment letters after the expiry of seven (7) years from the date of issue thereof; and

(e)	copies of powers of attorney, grants of probate and letters of administration at any time after the expiry of seven (7) years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

and it shall conclusively be presumed in favour of the Company that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made and every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that: (1) the foregoing provisions of this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim; (2) nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (1) above are not fulfilled; and (3) references in this Article to the destruction of any document include references to its disposal in any manner.

(2)	Notwithstanding any provision contained in these Articles, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Article and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Article shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim.

DIVIDENDS AND OTHER PAYMENTS

143.	Subject to the Act, the Company in general meeting or the Board may from time to time declare dividends in any currency to be paid to the Members but no dividend shall be declared in excess of the amount recommended by the Board.

144.	Dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. The Board may also declare and pay dividends out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Act.

145.	Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share; and

(b)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

146.	The Board may from time to time pay to the Members such interim dividends as appear to the Board to be justified by the profits of the Company and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights and may also pay any fixed dividend which is payable on any shares of the Company half-yearly or on any other dates, whenever such profits, in the opinion of the Board, justifies such payment.

147.	The Board may deduct from any dividend or other moneys payable to a Member by the Company on or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

148.	No dividend or other moneys payable by the Company on or in respect of any share shall bear interest against the Company.

149.	Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as appearing in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company notwithstanding that it may subsequently appear that the same has been stolen or that any endorsement thereon has been forged. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

150.	All dividends or bonuses unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend or bonuses unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

151.	Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared, the Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Board may settle the same as it thinks expedient, and in particular may issue certificates in respect of fractions of shares, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Board and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective and binding on the Members. The Board may resolve that no such assets shall be made available to Members with registered addresses in any particular territory or territories where, in the absence of a registration statement or other special formalities, such distribution of assets would or might, in the opinion of the Board, be unlawful or impracticable and in such event the only entitlement of the Members aforesaid shall be to receive cash payments as aforesaid. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

152.	(1)	Whenever the Board or the Company in general meeting has resolved that a dividend be paid or declared on any class of the share capital of the Company, the Board may further resolve either:

(a)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if the Board so determines) in cash in lieu of such allotment. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised (“the non-elected shares”) and in satisfaction thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(b)	that the Members entitled to such dividend shall be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the Board may think fit. In such case, the following provisions shall apply:

(i)	the basis of any such allotment shall be determined by the Board;

(ii)	the Board, after determining the basis of allotment, shall give not less than ten (10) days’ Notice to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(iii)	the right of election may be exercised in respect of the whole or part of that portion of the dividend in respect of which the right of election has been accorded; and

(iv)	the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised (“the elected shares”) and in lieu thereof shares of the relevant class shall be allotted credited as fully paid up to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Board shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserves or other special account, share premium account, capital redemption reserve other than the Subscription Rights Reserve) as the Board may determine, such sum as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and amongst the holders of the elected shares on such basis.

(2)	(a)	The shares allotted pursuant to the provisions of paragraph (1) of this Article shall rank pari passu in all respects with shares of the same class (if any) then in issue save only as regards participation in the relevant dividend or in any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneously with the payment or declaration of the relevant dividend unless, contemporaneously with the announcement by the Board of their proposal to apply the provisions of sub-paragraph (a) or (b) of paragraph (2) of this Article in relation to the relevant dividend or contemporaneously with their announcement of the distribution, bonus or rights in question, the Board shall specify that the shares to be allotted pursuant to the provisions of paragraph (1) of this Article shall rank for participation in such distribution, bonus or rights.

(b)	The Board may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this Article, with full power to the Board to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the Members concerned). The Board may authorise any person to enter into on behalf of all Members interested, an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(3)	The Company may upon the recommendation of the Board by ordinary resolution resolve in respect of any one particular dividend of the Company that notwithstanding the provisions of paragraph (1) of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(4)	The Board may on any occasion determine that rights of election and the allotment of shares under paragraph (1) of this Article shall not be made available or made to any shareholders with registered addresses in any territory where, in the absence of a registration statement or other special formalities, the circulation of an offer of such rights of election or the allotment of shares would or might, in the opinion of the Board, be unlawful or impracticable, and in such event the provisions aforesaid shall be read and construed subject to such determination. Members affected as a result of the foregoing sentence shall not be or be deemed to be a separate class of Members for any purpose whatsoever.

(5)	Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

RESERVES

153.	(1)	The Board shall establish an account to be called the share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Act. The Company shall at all times comply with the provisions of the Act in relation to the share premium account.

(2)	Before recommending any dividend, the Board may set aside out of the profits of the Company such sums as it determines as reserves which shall, at the discretion of the Board, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to distribute.

CAPITALISATION

154.	The Company may, upon the recommendation of the Board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount for the time being standing to the credit of any reserve or fund (including a share premium account and capital redemption reserve and the profit and loss account) whether or not the same is available for distribution and accordingly that such amount be set free for distribution among the Members or any class of Members who would be entitled thereto if it were distributed by way of dividend and in the same proportions, on the footing that the same is not paid in cash but is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such Members respectively or in paying up in full unissued shares, debentures or other obligations of the Company, to be allotted and distributed credited as fully paid up among such Members, or partly in one way and partly in the other, and the Board shall give effect to such resolution provided that, for the purposes of this Article, a share premium account and any capital redemption reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the Company to be allotted to such Members credited as fully paid.

155.	The Board may settle, as it considers appropriate, any difficulty arising in regard to any distribution under the last preceding Article and in particular may issue certificates in respect of fractions of shares or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SUBSCRIPTION RIGHTS RESERVE

156.	The following provisions shall have effect to the extent that they are not prohibited by and are in compliance with the Act:

(1)	If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share, then the following provisions shall apply:

(a)	as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the “Subscription Rights Reserve”) the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph (c) below on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(b)	the Subscription Rights Reserve shall not be used for any purpose other than that specified above unless all other reserves of the Company (other than share premium account) have been extinguished and will then only be used to make good losses of the Company if and so far as is required by law;

(c)	upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder, credited as fully paid, such additional nominal amount of shares as is equal to the difference between:

(i)	the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights); and

(ii)	the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted credited as fully paid to the exercising warrantholders; and

(d)	if, upon the exercise of the subscription rights represented by any warrant, the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Board shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until then no dividend or other distribution shall be paid or made on the fully paid shares of the Company then in issue. Pending such payment and allotment, the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being are transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Board may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(2)	Shares allotted pursuant to the provisions of this Article shall rank pari passu in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned. Notwithstanding anything contained in paragraph (1) of this Article, no fraction of any share shall be allotted on exercise of the subscription rights.

(3)	The provision of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating the provisions for the benefit of any warrantholder or class of warrantholders under this Article without a special resolution of such warrantholders or class of warrantholders.

(4)	A certificate or report by the auditors for the time being of the Company as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to exercising warrantholders credited as fully paid, and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

ACCOUNTING RECORDS

157.	The Board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Act or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

158.	The accounting records shall be kept at the Office or, at such other place or places as the Board decides and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any accounting record or book or document of the Company except as conferred by law or authorised by the Board or the Company in general meeting.

159.	Subject to Article 160, a printed copy of the Directors’ report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors’ report, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 56 provided that this Article shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

160.	Subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the Listing Rules, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 159 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, summarised financial statements derived from the Company’s annual accounts and the directors’ report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors’ report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to summarised financial statements, a complete printed copy of the Company’s annual financial statement and the directors’ report thereon.

161.	The requirement to send to a person referred to in Article 159 the documents referred to in that article or a summary financial report in accordance with Article 160 shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the Listing Rules, the Company publishes copies of the documents referred to in Article 159 and, if applicable, a summary financial report complying with Article 160, on the Company’s computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents.

AUDIT

162.	Subject to applicable law and Listing Rules, the Board may appoint an Auditor of the Company to audit the accounts of the Company for such period and on such terms as the Board may think fit. Such auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an auditor of the Company.

163.	Subject to the Act the accounts of the Company shall be audited at least once in every year.

164.	The remuneration of the Auditor shall be determined by the Audit Committee or, in the absence of such an Audit Committee, by the Board.

165.	The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

166.	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

NOTICES

167.	(1)	Any Notice or document (including any “corporate communication” within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Articles from the Company shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or electronic communication and any such Notice and document may be given or issued by the following means:

(a)	by serving it personally on the relevant person;

(b)	by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose;

(c)	by delivering or leaving it at such address as aforesaid;

(d)	by placing an advertisement in appropriate newspapers or other publication and where applicable in accordance with the requirements of the Designated Stock Exchange;

(e)	by sending or transmitting it as an electronic communication to the relevant person at such electronic address as he may provide under Article 167(5), subject to the Company complying with the Statues and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from such person;

(f)	by publishing it on the Company’s website to which the relevant person may have access, subject to the Company complying with the Statutes and any other applicable laws, rules and regulations from time to time in force with regard to any requirements for the obtaining of consent (or deemed consent) from such person and/or for giving notification to any such person stating that the notice, document or publication is available on the Company’s computer network website (a “notice of availability”);

(g)	by sending or otherwise making it available to such person through such other means to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations.

(2)	The notice of availability may be given by any of the means set out above other than by posting it on a website.

(3)	In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

(4)	Every person who, by operation of law, transfer, transmission, or other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share, which, previously to his name and address (including electronic address) being entered in the Register as the registered holder of such share, shall have been duly given to the person from whom he derives title to such share.

(5)	Every Member or a person who is entitled to receive notice form the Company under the provisions of the Statutes or these Articles may register with the Company an electronic address to which notices can be served upon him.

(6)	Subject to any applicable laws, rules and regulations and the terms of these Articles, any notice, document or publication, including but not limited to the documents referred to in Articles 159, 160 and 167 may be given in the English language only or in both the English language and the Chinese language.

168.	Any Notice or other document:

(a)	if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b)	if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice placed on the Company’s website or the website of the Designated Stock Exchange, is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c)	if published on the Company’s website, shall be deemed to have been served on the day on which the notice, document or publication first so appears on the Company’s website to which the relevant person may have access or the day on which the notice of availability is deemed to have been served or delivered to such person under these Articles, whichever is later;

(d)	if served or delivered in any other manner contemplated by these Articles, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch or transmission; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the act and time of such service, delivery, despatch or transmission shall be conclusive evidence thereof; and

(e)	if published as an advertisement in a newspaper or other publication permitted under these Articles, shall be deemed to have been served on the day on which the advertisement first so appears.

169.	(1)	Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Articles shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the Notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2)	A Notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3)	Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every Notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share.

SIGNATURES

170.	For the purposes of these Articles, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director in the terms in which it is received.

WINDING UP

171.	(1)	The Board shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

(2)	A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

172.	(1)	Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital such assets shall be distributed so that, a nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

(2)	If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Act, divide among the Members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of properties of one kind or shall consist of properties to be divided as aforesaid of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of the Members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(3)	In the event of winding-up of the Company in the People’s Republic of China, every Member who is not for the time being in the People’s Republic of China shall be bound, within fourteen (14) days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in the People’s Republic of China and stating that person’s full name, address and occupation upon whom all summonses, notices, process, orders and judgements in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee, whether appointed by the Member or the liquidator, shall be deemed to be good personal service on such Member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such Member by advertisement as he shall deem appropriate or by a registered letter sent through the post and addressed to such Member at his address as appearing in the register, and such notice shall be deemed to be service on the day following that on which the advertisement first appears or the letter is posted.

INDEMNITY

173.	(1)	The Directors, Secretary and other officers and every Auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and every one of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

(2)	Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION
AND NAME OF COMPANY

174.	No Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members. A special resolution shall be required to alter the provisions of the Memorandum of Association or to change the name of the Company.

INFORMATION

175.	No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

DISCONTINUANCE

176.	The Board may exercise all the powers of the Company to transfer by way of continuation the Company to a named country or jurisdiction outside the Cayman Islands pursuant to the Act.